Filed by Woodward, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hexcel Corporation

SEC File No.: 001-08472

Announcement microsite for the merger of Hexcel Corporation and Woodward, Inc. at https://woodwardhexcelmerger.com/

WOODWARD | HEXCEL

HOME PRESS RELEASES PRESENTATION AND OTHER MATERIALS

Joint Conference Call
Sunday, January 12, 2020, 5:00 PM ET | **link to webcast**
The event can also be accessed by dialing +1 (866) 610-1072. The conference ID is 1174138

WOODWARD + HEXCEL

Merger of Equals to Create a Premier Integrated Systems Provider Propelling the Future of Flight and Energy Efficiency

INFOGRAPHIC



Transformative combination brings together a broader portfolio of leading-edge technologies enabling smarter, cleaner and safer solutions for customers across aerospace and industrial markets, with significant content on all key aerospace programs.

Enhances scale and creates a premier independent aerospace and defense supplier with more than $5 billion in revenue, industry-leading EBITDA margins, and approximately $1 billion of free cash flow in the first full fiscal year.

Accelerates innovation and growth through combined R&D capabilities to deliver advanced solutions to support customer needs for improved aerodynamics, energy efficiency, safety, and lower-emission technologies.

Compelling value creation for shareholders with more than $125 million of annual cost synergies expected to be realized by the second full fiscal year post-closing, as well as opportunities for enhanced revenue growth and consistently growing cash flows across program lifecycles.

Strong balance sheet with financial profile at closing consistent with investment grade rating metrics and approximately $1.5 billion of capital expected to be returned to shareholders within 18 months of merger completion.

Integrating today to solve the challenges of tomorrow

Woodward, Inc. and Hexcel Corporation have entered into a definitive agreement to combine in an all-stock merger of equals to create a premier integrated systems provider serving the aerospace and industrial sectors. The combined company will focus on technology-rich innovations to deliver smarter, cleaner, and safer customer solutions.

The combined company, to be named Woodward Hexcel, will be among the top independent aerospace and defense suppliers globally by revenue. It will have more than 16,000 employees, manufacturing operations in 14 countries on five continents, and a diversified customer base across multiple end-markets. For each company's respective fiscal year 2019 on a pro forma basis, the combined company is expected to generate net revenues of approximately $5.3 billion and EBITDA of $1.1 billion, or a 21% EBITDA margin.



"Our two companies are each independently working toward addressing the sustainability and efficiency needs of our customers. This merger accelerates our technology investments and creates greater benefits and growth opportunities than either company could have achieved alone. Both Woodward and Hexcel have attractive growth trajectories, with strong aftermarket positions and increased composite penetration driving our respective outlooks. Our complementary cultures and shared commitment to operational excellence and customer satisfaction, together with our enhanced financial strength, will position us to better serve our OEM and aftermarket customers. We will be stronger together and are committed to delivering even greater value to all our stakeholders."

Tom Gendron
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT, WOODWARD

"The future of flight and energy efficiency will be defined by next-generation platforms delivering lower cost of ownership, reduced emissions, and enhanced safety – and a combined Hexcel and Woodward will be at the forefront of this evolution. Woodward's innovative control systems and Hexcel's advanced lightweight materials are designed to drive improved reliability, efficiency, and emissions. Through our combined scale and strong cash flow profile, we will be even better positioned to accelerate innovation in aerodynamics and propulsion efficiencies and support evolving customer needs. I am incredibly excited about what we can accomplish by uniting these two premier companies and world-class teams with similar values, cultures, and operating philosophies."

Nick Stanage
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT, HEXCEL



INVESTOR CONTACTS

Don Guzzardo
Woodward Vice President, Investor Relations and Treasurer
970-498-3580 | Don.Guzzardo@Woodward.com

Kurt Goddard
Hexcel Vice President Investor Relations
203-352-6826 | Kurt.Goddard@Hexcel.com

MEDIA CONTACTS

Tracy Gohari
Woodward Director Business Communications
970-498-3126 | Tracy.Gohari@Woodward.com

Kaye Veazey
Hexcel Vice President Corporate & Marketing Communications
203-352-0339 | Kaye.Veazey@Hexcel.com

Press Releases JANUARY 12, 2020 Woodward and Hexcel Announce Merger of Equals to Create a Premier Integrated Systems Provider Propelling the Future of Flight and Energy Efficiency VIEW PRESS RELEASE INVESTOR CONTACTS Don Guzzardo Woodward Vice President, Investor Relations and Treasurer 970-498-3580 | Don.Guzzardo@Woodward.com Kurt Goddard Hexcel Vice President Investor Relations 203-352-6826 | Kurt.Goddard@Hexcel.com MEDIA CONTACTS Tracy Gohari Woodward Director Business Communications 970-498-3126 | Tracy.Gohari@Woodward.com Kaye Veazey Hexcel Vice President Corporate & Marketing Communications 203-352-0339 | Kaye.Veazey@Hexcel.com

Presentation and Other Materials JANUARY 12, 2020 Woodward and Hexcel Announce Merger of Equals VIEW PRESENTATION VIEW INFOGRAPHIC INVESTOR CONTACTS Don Guzzardo Woodward Vice President, Investor Relations and Treasurer 970-498-3580 | Don.Guzzardo@Woodward.com Kurt Goddard Hexcel Vice President Investor Relations 203-352-6826 | Kurt.Goddard@Hexcel.com MEDIA CONTACTS Tracy Gohari Woodward Director Business Communications 970-498-3126 | Tracy.Gohari@Woodward.com Kaye Veazey Hexcel Vice President Corporate & Marketing Communications 203-352-0339 | Kaye.Veazey@Hexcel.com

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WOODWARD | HEXCEL



Merger of Equals to Create Premier Integrated Systems Provider Propelling the Future of Flight and Energy Efficiency

JANUARY 12, 2020

Forward-Looking Statements

Forward-Looking Statements
Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel's and Woodward's businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel's or Woodward's current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management's attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel's and Woodward's reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel's and Woodward's publicly filed reports, including Hexcel's Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward's Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It
In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward's common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel's website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward's website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation
Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel's directors and executive officers is available in Hexcel's proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward's directors and executive officers is available in Woodward's proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2

Today's Presenters



Nick Stanage
Hexcel Corporation
Chairman, CEO and President



Tom Gendron
Woodward, Inc.
Chairman, CEO and President

3

WOODWARD | HEXCEL

Woodward and Hexcel Combine in Merger of Equals

Creates a Premier Integrated Systems Provider Propelling the Future of Flight and Energy Efficiency

Woodward Hexcel to be Among the Top Independent Aerospace and Defense Suppliers

- Leading supplier well positioned to deliver forward-looking technologies to address evolving customer needs
- Accelerates innovation and growth through combined R&D capabilities
- Well-balanced portfolio across customers, end markets, and investment cycles
- Significant shareholder value creation opportunities
- Strong balance sheet, significant cash flow, balanced capital allocation strategy
- Complementary cultures and operating philosophies

Strong Financial Profile

~$5.3B
FY19 pro forma net revenue

~$1B
forecasted combined free cash flow annually and growing

$125M+
expected annual cost synergies by the second full fiscal year post-closing

Highly Experienced and Proven Leadership

Executive leadership team will be composed of members from both companies



"Our two companies are each independently working toward addressing the sustainability and efficiency needs of our customers. This merger accelerates our technology investments and creates greater benefits and growth opportunities than either company could have achieved alone. Both Woodward and Hexcel have attractive growth trajectories, with strong aftermarket positions and increased composite penetration driving our respective outlooks."

Tom Gendron
Chairman, CEO and President | Woodward



"The future of flight and energy efficiency will be defined by next-generation platforms delivering lower cost of ownership, reduced emissions, and enhanced safety — and a combined Hexcel and Woodward will be at the forefront of this evolution. Woodward's innovative control systems and Hexcel's advanced lightweight materials are designed to drive improved reliability, efficiency, and emissions."

Nick Stanage
Chairman, CEO and President | Hexcel

TRANSACTION DETAILS

- All-stock merger of equals
- Hexcel shareholders will receive 0.625 shares of Woodward for each Hexcel share they own
- Combined company to be named Woodward Hexcel

OWNERSHIP

~55% EXISTING WOODWARD

~45% EXISTING HEXCEL

CORPORATE HQ

Fort Collins, Colorado

LEADERSHIP AND BOARD

- Nick Stanage will serve as Chief Executive Officer
- Tom Gendron will serve as Executive Chairman
- 10 Directors:
  - **5** WOODWARD
  - **5** HEXCEL

ROADMAP TO COMPLETION

3Q 2020

Expected to close in the third calendar quarter of 2020

Subject to the approval of Hexcel and Woodward shareholders, as well as other customary closing conditions, including required regulatory approvals

For additional information please visit www.WoodwardHexcelMerger.com

Forward-Looking Statements Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors. Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019. Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above. Additional Information and Where to Find It In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec. gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580. Participants In The Solicitation Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above. No Offer Or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.